_______________, 2009

JPMorgan Trust I

245 Park Avenue

New York, NY 10167

Dear Sirs:

J.P. Morgan Investment Management Inc., JPMorgan Funds Management, Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse the Fund listed on Schedule A through October 31, 2010.  The JPMorgan Service Providers will waive fees or reimburse to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A.  This expense limitation does not include acquired fund fees and expenses, dividend expenses on securities sold short, interest, taxes, extraordinary expenses not incurred in the ordinary course of the Fund’s business and expenses related to the JPMorgan Funds’ Board of Trustees’ deferred compensation plan.

The JPMorgan Service Providers understand and intend that the Fund will rely on this agreement in preparing and filings its registration statements on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Fund to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc.	JPMorgan Funds Management, Inc. JPMorgan Distribution Services, Inc.

By:	By:

Accepted by: JPMorgan Trust I
By:

JPMTI Fee Waiver Agreement

SCHEDULE A

	Class A	Select	Institutional
JPMorgan Access Balanced Fund	1.75%	1.50%	1.35%
JPMorgan Access Growth Fund	1.75%	1.50%	1.35%